UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended December 31, 2022

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

1040 W Georgia Street, 14th Floor

Vancouver, British Columbia, Canada V6E 4H1

(Full Mailing Address of Principal Executive Offices)

(888) 627-4564

Issuer's Telephone Number, Including Area Code

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to "we," "us," "our" or "our company" refer to Naqi Logix Inc. a British Columbia corporation.

Special Note Regarding Forward Looking Statements

We make statements in this Semi-annual Report on Form 1-SA that are forward-looking statements within the meaning of the federal securities laws. The words "believe," "estimate," "could", "expect," "anticipate," "intend," "may", "plan," "seek," "may," and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-annual Report or in the information incorporated by reference into this Semi-annual Report.

The forward-looking statements included in this Semi-annual Report on Form 1-SA are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, taking into account the information currently available to us, our actual performance, results and achievements or outcomes could differ materially from those set forth in the forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-annual Report. All forward-looking statements are made as of the date of this Semi-annual Report on Form 1-SA, and the risk that actual results will differ materially from the expectations expressed in this Semi-annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semi-annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-annual Report will be achieved.

Reporting Currency

Our reporting currency is the United States dollar ("USD"), and all amounts herein are expressed in United States dollars unless otherwise stated.

Item 1. Management's Discussion and Analysis of Financial Condition and Results of Operations

Company Overview

Naqi Logix Inc. ("Naqi" or "the Company") was incorporated pursuant to the provisions of the Business Corporations Act (British Columbia) on August 4, 2020. The Company corporate office is located at Suite 1400-1040 West Georgia Street, Vancouver, British Columbia, Canada.

The Company engages in the business of (i) developing the Naqi Earbuds, smart earbuds that will enable users to control their Internet of Things ("IoT") environment without looking at, speaking to or touching the devices being controlled, and the Naqi Framework, which enables original equipment manufacturers ("OEMs") of wearable devices to create user interfaces that are capable of discreet and inconspicuous user input and navigation; (ii) commercializing the Naqi Earbuds and Naqi Framework; (iii) developing and licensing Naqi Earbud and Naqi Framework integrations into common information systems, such as residential and commercial IoT systems and potentially leading gaming systems; and (iv) developing and licensing Naqi Operator Vigilance and Naqi Wheelchair Control applications.

Commercialization Strategy

Once development of the Naqi Earbuds and Naqi Framework is complete, our commercialization strategy will entail three objectives: (i) integrating the Naqi Earbud and Naqi Framework into all IoT environments, initially piloting accessibility/mobility applications for wheelchairs and operator safety applications for industries which utilize heavy equipment, including the automotive industry, with other applications to follow based on the customer demand; (ii) licensing the Naqi Earbud and Naqi Framework platform directly to customers and to the partner ecosystem for them to develop their own applications; and (iii) developing our cloud platform to analyze Big Data.

Integrate the Naqi Earbud and Naqi Framework into Various IoT Environments

Our technologies can potentially help individuals living with quadriplegia, those who have lost one or many limbs as well as those living with neuromuscular disorders who are challenged with normal everyday tasks. Our first pilot deliverable will be integrating the Naqi Earbud and Naqi Framework into wheelchairs and subsequently into various other IoT environments, such as operator safety, accessibility/mobility, Apple HomeKit AR/VR gaming and others, allowing users to be mobile as well as interact with common devices without the need for mouth-based assistive technologies (e.g., Sip-Puff straws), complex ocular-retinal sensors, voice recognition or proprietary control mechanisms.  All the user data (unanimous) will be collected on the Naqi Cloud platform for market analysis.

License Naqi Earbuds and the Naqi Framework

We intend to license, as applicable, the Naqi Earbuds and Naqi Framework in the form of APIs and SDKs in the smart earbud, gaming and e-sports, military, defense and intelligence, operator vigilance and personal wellness and activity tracking markets. See "Proposed Markets" for a description of our objectives in each market.

Develop Our Cloud Platform

We intend to develop a cloud platform, called Naqi Cloud, that will enable users to integrate into a wide array of IoT solutions as well as operate within public environments such as airports, shopping centers and restaurants.  We plan to design Naqi Cloud to accommodate hands-free, silent, secure payments at retailers as well as provide opt-in audible marketing based on geo-locations ("GPS").  When customers wear Naqi Earbuds, they will join a worldwide earbud network that will provide audible information to the user, essentially creating an audible augmented reality environment for our users.  This can provide a real-world physical marketing model, similar to Google's AdWord service within the Internet world.  Advertisers will have the ability to bid on impressions based on the likes and preferences of Naqi Earbud users, which in turn entice users to travel-to or walk-into their establishments.  The algorithms for this segment of our business will be carefully designed to fall tightly into an "opt-in" method of notices to our users.  Naqi Cloud revenue will consist of monthly subscriptions for an assortment of IoT integrations, gaming console integrations, delivered audible "suggestions" and "advertisements" as well as affiliate fees received by our worldwide advertising partners.

The Company's strategy balances near term cash management and longer-term value creation by outsourcing certain functions to reduce cost and time to market. Such functions could include research and development, manufacturing, packaging, distribution and sales.

Results from Operations for the six months ended December 31, 2022 and 2021

	Six months ended December 31,
	2022	2021

Consulting fees and salaries	417,643	387,278
Research and development ("R&D") expenses	330,318	417,170
Share-based compensation	127,401	173,219
Professional fees	20,611	72,387
Other loss	144,715	99,800
Net loss	1,040,688	1,149,854

Since inception, we have not generated any revenues from planned operations.

For the six month period ended December 31, 2022, we reported a net loss of $1,040,688 ($0.04 loss per share) compared to a net loss of $1,149,854 ($0.09 loss per share) for the six month period ended December 31, 2021.

Consulting fees and salaries

Consulting fees and salaries for the six month period ended December 31, 2022 and 2021 were $417,643 and $387,278 respectively.  The increase was due to additional external business development consultants that were engaged.

R&D expenses

R&D expenses of $330,318 were incurred during the six month period ended December 31, 2022, compared with $417,170 incurred during the six month period ended December 31, 2021. The decrease in R&D expenses in the current period is primarily attributable to the activities due to limited capital available.

Share-based compensation

Share-based compensation for the six month periods ended December 31, 2022 and 2021 was $127,401 compared to $173,219, respectively.  The decrease in share based compensation is due to the immediate vesting clause for Board of Directors options, which were granted in December 2021.

Professional fees

Professional fees of $20,611 were incurred during the six month period ended December 31, 2022, compared with $72,387 incurred during the six month period ended December 31, 2021. The decrease in professional fees in the current period is primarily attributable to reduced accounting and legal fees in connection with the initiation of the Regulation-A offering in the prior period

Other expenses

Other expenses incurred during the six month period ended December 31, 2022 and 2021 was $144,715 and $99,800, respectively.  The increase is primarily related to the loss on fair value and interest of convertible debt, increased marketing expenditures relating to the promotion of the Reg A offering, offset by the reduction in office and rent expenses.

Liquidity and Capital Resources

As at December 31, 2022, the Company had $134,501 in cash, as well as $25,000 in restricted cash. Currently, the Company's working capital requirements are approximately $185,000 per month. To date, in order to fund its ongoing operations, the Company has completed the following issuances of Common Shares:

  On June 8, 2021, the Company issued 7,586,678 Common Shares pursuant to a private placement at an offering price of $0.25 per share. The aggregate gross proceeds were approximately $1,989,320.

Our total capital as at December 31, 2022, which reflects the above transactions, is set forth in the table below.

As at December 31, 2022
($)
Cash	134,501
Net cash	134,501
Total accumulated deficit	(4,987,438)
Total accumulated deficit	(4,987,438)

On October 29, 2021, the Company commenced a non-brokered private placement of up to $1,500,000 principal amount of convertible notes (the "Notes").  The Company has issued $1,060,050 of convertible notes as of December 31, 2022. Simple interest will accrue on the principal amount of the Notes at 8% per annum. The Notes, plus any accrued interest payable, shall automatically be converted into units ("Units") of the Company.

Each Unit consists of one Common Share and one warrant, exercisable into an additional Common Share (the "Warrants"). Conversion of the Units will occur at such time as the Company completes a subsequent equity offering involving an issuance of Common Shares ("Subsequent Financing"). This Offering would constitute a Subsequent Financing. The conversion price for the Common Share component of the Note will be at a 20% discount to the Subsequent Financing price, which under this Offering is $2.00, thereby resulting in a conversion price of $1.60 per Common Share.

Each Warrant will entitle the holder to purchase an additional Common Share at a price that is at a 20% premium ("Warrant Exercise Price") to the Subsequent Financing price for a period of 24 months from the date of issuance of the Warrants, which shall be the closing date of the Subsequent Financing. Based on the terms of this Offering, the Warrants would be priced at $2.40 per Warrant. In the event the Company completes a going public transaction and the Common Shares trade at a 75% premium to the Warrant Exercise price (reflecting a share price of $4.20) for a period of 30 trading days, then the Warrants will automatically be exercised into Common Shares.

On October 4, 2022, the Company initiated a financing for gross proceeds of $10,000,000 through the issuance of 5,000,000 common shares at US$2.00 per share, utilizing a Regulation A Offering Memorandum under the US Securities Act of 1933.  Gross proceeds of approximately $360,542 have been received and no shares have been issued related to this offering. Share issuance costs of $10,004 have been paid.

Since the Company has not commenced revenue generating operations, we may require additional capital for the development of our business operations and commercialization of the products we are currently developing or may develop in the future. We may not have adequate capital to fund our business and may need substantial additional funding to continue operations. We may not be able to raise capital when needed, if at all, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts and could cause our business to fail.

As of December 31, 2022, the Company had no material commitments for capital expenditures. Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting research and development, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of approximately $4.99 million as of December 31, 2022.

We are a development stage company and do not earn any revenues. Accordingly, the Company is dependent on the external sources of capital as its sole source of operating working capital. The continuation of our research and development activities is dependent upon our ability to successfully raise additional capital through debt, equity, or other sources of financing. Such financings may not be possible on terms acceptable to the company, or at all.

Cash Position

As at December 31, 2022, we had a cash balance of $134,501, compared to $64,748 at June 30, 2022 and working capital deficit was $1,255,847 at December 31, 2022, compared to working capital deficit of $1,077,144 at June 30, 2022.

As we continue to develop and have not begun generating revenue from the sale of our products and services, we have experienced net losses and negative cash flows from operating activities since incorporation, and we expect such losses and negative cash flows to continue in the foreseeable future. As at December 31, 2022, the Company had negative working capital of $1,255,846 and a cumulative loss since inception of $4,987,437. As a result, our continuance as a going concern is dependent upon our ability to obtain adequate financing and to reach profitable levels of operation upon commercialization of our products and services. It is not possible to predict whether financing efforts will be successful or if we will attain profitable levels of operations. Management believes it will be successful in raising the necessary funding to continue operations in the normal course of operations, however, there is no assurance that funds will continue to be available on acceptable terms or at all. Our financial statements do not reflect adjustments to the carrying value of assets and liabilities that would be necessary should we be unable to continue operations and such adjustments could be material

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Going Concern

These financial statements of the Company for the six months ended December 31, 2022 and 2021 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business.

As at December 31, 2022, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

Critical Accounting Policies and Estimates

This management's discussion and analysis of our financial condition and results of operations is based on our condensed interim consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB') and interpretations of the IFRS Interpretations Committee ("IFRIC"), including IAS 34, Interim Financial Reporting.

The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there have been no significant changes in our critical accounting policies and estimates as discussed in our Annual Report on Form 1-K for the year ended June 30, 2022.

Subsequent events

As at March 27, 2023, the Company received additional subscriptions relating to the Company's Reg A Offering of $340,062.

Trend Information

We are currently developing the Naqi Earbuds and Naqi Framework and have not commenced revenue-generating operations. Accordingly, we are unable to identify any significant recent trends in production, sales and inventory, costs, and selling prices, and, except as set forth below, we are unable to identify any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our future net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Our financial success will be dependent upon our ability to continue the research and development of the Naqi Earbuds and the Naqi Framework, which ability is, in turn, dependent on our liquidity and capital resources that will be available to fund such development and continuous research. Our liquidity and capital resources may vary substantially from period to period depending on a number of factors, including, without limitation, the number of research and development programs being undertaken at any one time, the stage of the development programs, and the availability of funding.

Item 2. Other Information

None.

Item 3. Financial Statements

Naqi Logix Inc.

Condensed Interim Financial Statements

For the six month periods ended December 31, 2022 and 2021

(Unaudited)

(Expressed in US Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed interim financial statements of Naqi Logix Inc. for the six months ended December 31, 2022 have been prepared by and are the responsibility of the Company's management.  In the opinion of management, all adjustments necessary have been reflected accordingly.

The auditor of Naqi Logix Inc. has not performed a review of the unaudited condensed interim statements of loss and comprehensive loss for the six-month period ended December 31, 2022.

Naqi Logix Inc. Condensed Interim Statements of Financial Position (Expressed in US dollars)

		December 31, 2022	June 30, 2022
		Unaudited	Audited
	Notes	$	$
ASSETS
Current assets
Cash		134,501	64,748
Restricted Cash	3	25,000	25,000
GST receivable		11,666	64,011
Total current assets		171,167	153,759
Intangible assets	4	655,112	660,569
Total assets		826,279	814,328

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable & accrued liabilities	5	1,328,401	1,132,291
Shareholder demand promissory note	6	98,612	98,612
Total current liabilities		1,427,013	1,230,903

Non-current liabilities
Convertible loans	7	1,406,144	1,039,104

Total liabilities		2,833,157	2,270,007

Shareholders' (deficiency)/equity
Share capital	8	1,981,951	1,970,394
Common share reserve		648,070	520,676
Subscriptions received in advance	9	350,538	-
Accumulated deficit		(4,987,437)	(3,946,749)
Total shareholders' (deficiency)/equity		(2,006,878)	(1,455,679)

Total liabilities and shareholders' (deficiency)/equity		826,279	814,328

Nature of operations and going concern - Note 1

Subsequent events - Note 12

APPROVED BY THE BOARD OF DIRECTORS

"Mark Godsy"	Director	"Gary Roshak"	Director

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Condensed Interim Statements of Loss and Comprehensive Loss (Unaudited) (Expressed in US dollars)

		For the six-months ended December 31
		2022	2021
	Notes	$	$

Expenses
Consulting fees and salaries		417,643	387,278
Research and development expenses		330,318	417,170
Office and other		44,013	74,855
Share-based compensation	8(c)	127,401	173,219
Professional fees		20,611	72,387
Rent	10	-	3,559
Marketing and communications		20,128	13,432
Amortization and depreciation	4	5,456	7,275
Total expenses		965,570	1,149,175

Loss before other items		965,570	1,149,175

Loss on fair value of convertible debt	7	38,346	-
Interest and bank charges		865	247
Interest on convertible debt	7	38,638	-
Foreign exchange gain/loss		(2,731)	432
Net loss and comprehensive loss for the period		1,040,688	1,149,854

Basic and diluted loss per share		0.04	0.09

Weighted average number of common shares outstanding, basic and diluted		29,015,500	13,520,397

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Condensed Interim Statements of Cash Flows (Unaudited) (Expressed in US dollars)

		For the six-months ended, December 31,
		2022	2021
	Notes	$	$
Cash flows used in operating activities
Loss for the period		(1,040,689)	(1,149,854)
Items not affecting cash:
Amortization of intangible assets	4	5,456	7,275
Share-based payment	8(c)	138,951	173,219
Loss on fair value of convertible debentures	7	38,346	-
Accrued interest on convertible debentures	7	38,693	-
Changes in non-cash working capital items:
Receivables, prepaids and deposits		52,347	(63,976)
Accounts payable and accrued liabilities		196,111	(268,499)
		(570,785)	(1,301,835)

Cash flows provided by financing activities
Proceed from subscriptions received in advance	9	360,542	-
Share issuance costs	9	(10,004)	-
Convertible debt issued	6	290,000	578,000
		640,538	578,000

Net change in cash and cash equivalents for the period		69,753	(723,835)
Cash and cash equivalents, beginning of period		64,748	1,112,045
Cash and cash equivalents, end of period		134,501	388,210

Breakup of cash and cash equivalents and restricted cash;
Cash and cash equivalents and restricted cash		109,501	363,210
Restricted cash		25,000	25,000
		134,501	388,210

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Condensed Interim Statements of Changes in Equity (Expressed in US dollars)

		Number of shares issued	Share capital	Subscriptions Received	Common Share Reserve	Accumulated deficit	Total
	Notes	#	$	$	$	$	$
Balance at June 30, 2021		8,473,874	1,970,377	-	40	(719,027)	1,251,390
Shares to be issued to founders & giftees	8	10,480,492	10		(10)	-	-
Net and comprehensive loss for the period		-	-		-	(1,149,854)	(1,149,854)
Balance at December 31, 2021		18,954,366	1,970,387	-	30	(1,868,881)	101,536

Balance at June 30, 2022		25,621,032	1,970,394	-	520,676	(3,946,749)	(1,455,679)
Shares issued to founders & giftees	8(b)	6,666,667	6	-	(6)	-	-
Shares issued as finders fees for convertible debentures	8(b)	7,218	11,551	-	-	-	11,551
Subscriptions received	9	-	-	360,541	-	-	360,541
Share issuance costs relating to subscriptions received	9	-	-	(10,003)	-	-	(10,003)
Share-based compensation	8(c)	-	-	-	127,400	-	127,400
Net loss and comprehensive loss		-	-	-	-	(1,040,688)	(1,040,688)
Balance at December 31, 2022		32,294,917	1,981,951	350,538	648,070	(4,987,437)	(2,006,878)

The accompanying notes are an integral part of these financial statements

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

1. Nature of operations and going concern

Naqi Logix Inc. (the "Company") was incorporated pursuant to the provisions of the Business Corporations Act of British Columbia on August 4, 2020.

The Company's principal activities include developing revolutionary technology and a platform that transforms inconspicuous micro-gestures into instant commands to control certain electronic devices.  Naqi is an early-stage technology company that focuses its research and development on novel, next-generation voice-free, hands-free and look-free device control methodologies that include micro-gestural, electromyography (EMG) and electroencephalography (EEG) input.  Naqi Logix Inc. is currently developing smart earbuds that will enable users to control information systems, devices and platforms in a completely non-tactile, invisible and silent manner.

Going concern uncertainty

These condensed interim financial statements of the Company for the six months ended December 31, 2022 and 2021 ("financial statements") have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and discharge liabilities in the normal course of business. The financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

As at December 31, 2022, the Company has not generated any revenue, has an accumulated deficit and expects to incur further losses in the development of the business. These factors indicate the existence of material uncertainties that cast substantial doubt upon the Company's ability to continue as a going concern. As a result, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on its ability to obtain necessary financing to meet its corporate expenditures and discharge its liabilities in the normal course of business. Although the Company was successful in obtaining financing during prior periods, there can be no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous or acceptable to the Company.

Should the Company be unable to continue as a going concern, asset realization values may be substantially different from their carrying values. These financial statements do not give effect to adjustments that would be necessary to carrying values, and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company's corporate office is located at Suite 1400-1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H1.

2. Basis of preparation

Statement of compliance

These interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These should be read in conjunction with the Company's last annual financial statements as at and for the year ended June 30, 2022 ("last annual financial statements"). The accounting policies applied by the Company in these condensed interim financial statements are the same as those applied in the last annual financial statements.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

2. Basis of preparation (continued)

Statement of compliance (continued)

These condensed interim financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company's financial position and performance since the last annual financial statements.  The Board of Directors approved the financial statements for issue on March ●, 2023.

Basis of measurement and functional currency

These financial statements have been prepared on a historical cost basis except for financial instruments measured at fair value. These financial statements are presented in US dollars, which is the functional currency of the Company.

3. Restricted Cash

The Company has a redeemable Guaranteed Investment Certificate (GIC) in the amount of $25,000 as collateral for the corporate credit card.

4. Intangible assets

	Intellectual Property	Patents	Total
	$	$	$
Cost
Balance, June 30, 2021	455,049	218,251	673,300
Additions	-	-	-
Balance, June 30, 2022	455,049	218,251	673,300
Additions	-	-	-
Balance, December 31, 2022	455,049	218,251	673,300

Accumulated amortization
Balance, June 30, 2021	-	-	-
Amortization	-	12,731	12,731
Balance, June 30, 2022	-	12,731	12,731
Amortization	-	5,456	5,456
Balance, December 31, 2022	-	18,187	18,187

Carrying amount
At June 30, 2022	455,049	205,520	660,569
At December 31, 2022	455,049	200,064	655,113

Naqi Logics LLC Asset Purchase Agreement

On April 12, 2021, the Company entered into an arms-length asset purchase agreement (the "APA") to purchase the patents, vendor technology, vendor intellectual property and know-how (the "Purchase Assets") from Naqi Logics LLC ("LLC") (the "Naqi Technology").

Pursuant to the APA, the Company agreed to pay a purchase price of $311,787 in cash.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

4. Intangible assets (continued)

Also pursuant to the APA, the Company entered into a royalty agreement with LLC for a royalty payable to LLC of up to $5,000,000 (the "LLC Royalty Agreement"). Under the LLC Royalty Agreement, the Company has agreed to pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000 per calendar quarter.  Upon the fulfillment of royalty payments of $300,000, the LLC royalty will automatically increase to 5% of Net Revenues, which will continue until the Company has paid an aggregate LLC royalty equal to $5,000,000.  As at December 31, 2022, the Company has not earned any revenues nor accrued any royalty liability.

The LLC Royalty liability assumed upon the acquisition of the Naqi Technology has been recorded at management's estimate of its fair value of $nil on the acquisition date.  Management has also estimated the fair value of the LLC Royalty liability at $nil at December 31, 2022 and June 30, 2022.

Harrisburg University Independent Contractor and Royalty Agreement

On April 12, 2021, the Company signed an independent contractor agreement with Harrisburg University of Science and Technology (the "University Royalty Agreement"). As partial consideration for the University providing certain services, if and when revenue is earned, the Company will pay at the end of each calendar quarter, 2.5% of Net Revenues up to $300,000.  Upon the fulfillment of royalty payments of $300,000 the obligation to pay University Royalties will cease completely.  Management has recorded the assumption of the liability under the University Royalty Agreement at $nil on April 12, 2021 and as at December 31, 2022 and June 30, 2022.

Smart Rotamach Private Limited Technology Purchase Agreement

On April 14, 2021, the Company entered into a technology purchase agreement (the "TPA") with an unrelated party to purchase the Rotamach Technology and all related information and material that relates to sensing, monitoring, measuring and interpreting user information for cash of $361,513.

5. Accounts payable and accrued liabilities

The composition of accounts payable and accrued liabilities are as follows:

	December 31, 2022	June 30, 2022
Accounts payable	1,184,365	842,480
Accrued liabilities	144,037	289,811
Balance	1,328,402	1,132,291

6. Shareholder promissory notes

a) Shareholder convertible promissory note

On April 12, 2021, the Company received a loan of $129,149 from a shareholder under a convertible promissory note for cash received of $78,000 and paid expenses on behalf of the Company of $51,149. The note was non-interest bearing, unsecured, and was due on April 12, 2023. The note was initially recorded at management's estimate of fair value of $129,149 and was automatically converted on June 8, 2021 upon the completion of the June 8, 2021 qualified financing at the contractually agreed mandatory conversion price of $0.25 per common share.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

b) Shareholder demand promissory note

On June 1, 2022, the Company received a loan of $98,612 (C$125,000) from a shareholder under a demand promissory note. The note is non-interest bearing, unsecured, and due on demand.

7. Convertible debentures

The Company issued $338,000 in convertible debentures in December 2021, $265,000 in February 2022, $40,000 in March 2022, $127,050 in June 2022 and $290,000 in August 2022.

The convertible debentures bear interest at 8% per annum and are due and payable two years from the date issued ("Maturity Date").

The loans are convertible under the following conditions:

a) Mandatory Conversion Upon Qualified Financing ("Conversion A"): In the event the Company consummates an equity financing of an aggregate consideration amount in excess of $1 million, all outstanding principal and interest on issued convertible debentures shall automatically convert into 1 common share and 1 warrant as obtained by dividing the outstanding principal and interest by the Conversion Price (price per share multiplied by the discount rate). Any issued warrants will be subject to accelerated expiration if for a period of thirty days they trade at or above the warrant exercise price or the common shares trade at a 75% premium to the warrant exercise price.

b) Mandatory Conversion - Going Public ("Conversion B"): In the event the Company consummates a going public transaction ("IPO") at a common share listing price in excess of the Common Issue Price (a price of US$3.00 per Common Share) multiplied by the discount rate ("Mandatory Conversion Price"), all outstanding principal and interest will convert into common shares in an amount calculated as total outstanding principal and interest divided by the common share listing price pursuant to the IPO.

c) Optional Conversion - Change of Control ("Conversion C"): If the Company consummates a change of control, defined as a single or series of transactions where the Company sells substantially all its assets or disposes of greater than 50% voting power, the holder has the option to either convert all outstanding principal and interest into common shares by dividing total principal and interest by the Common Issue Price, or receiving all outstanding principal and interest in cash.

d) Optional Conversion - At Maturity Date ("Conversion D"): If the convertible notes have not been converted prior to maturity, the holder has the rights to convert any outstanding principal and interest into common shares as obtained by dividing total principal and interest by the Common Issue Price or alternatively receive the total principal and interest in cash.

Management concluded that the convertible debentures are a hybrid financial instrument with an embedded derivative liability being the conversion feature entitling the holder to convert the notes to Units should the Company complete a Subsequent Financing (Conversion A). The Company has elected to designate the entire convertible debenture hybrid financial instrument at its fair value through profit or loss at each reporting date.

Management estimated the fair value of the convertible debentures at December 31, 2022 by considering each of the conversion features of the instrument as two components;

(1) simple interest straight-debt; and

(2) equity conversion feature of common stock and/or warrants.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

7. Convertible debentures (continued)

Management then calculated a probability-weighted fair value based on the likelihood of each conversion scenario occurring.  Management considered the probability of each conversion option as follows:

• Conversion A: A probability weighting of 85% was applied. Management considers this outcome to be highly probable based on management's current plans and outlook.

• Conversion B: A probability weighting of 5% was applied as this scenario is considered to be less likely given Conversion A is likely to transpire first and consequently, this conversion feature will expire unexercised.

• Conversion C: A probability weighting of 5% was applied to Conversion C as this scenario is also considered unlikely because management does not intend or expect to enter into a change of control transaction.

• Conversion D: A probability weighting of 5% was also applied to Conversion D since this scenario is predicated on neither Conversion A, B or C occurring prior to maturity and as above, Conversion A is considered highly probable.

Each conversion feature was independently valued using either the Discounted Cash Flow ("DCF") and/or the Binomial Option Pricing Model ("BOPM") method as deemed appropriate. The valuation of each Conversion Option is detailed below.

Valuation of Conversion A

Conversion A is a mandatory conversion, and therefore the value of the conversion is equal to the Fair Value of the warrants and share units which would be issued to the holder under this scenario multiplied by the probability of scenario occurrence.  Management has used the BOPM valuation technique to value the warrants with the following inputs:

Share price	variable
Exercise price	share price x 1.2
Expected volatility	100%
Term	2 years
Risk free rate	4.06%
Expected dividend yield	0%

The number of warrants issued is correlated to the share price at the dates the warrants are issued and the outstanding principal and interest at that date.  Therefore, the share prices do not impact the fair value of the warrants.  The fair value of the shares and warrants are discounted from the expected issuance date at a discount rate of 46.66%

Valuation of Conversion B

Under Conversion B, the holder is entitled to the outstanding principal and interest as at the IPO date. Therefore, the value of the shares which would be issued are equal to the accumulated P&I on each of the Notes as at the conversion date, present valued to the Valuation Date at a discount rate of 46.66%.

Valuation of Conversion C and D

Conversion C and D permit a conversion to common shares at a set price of $3.00 per share at the option of the holder. Therefore, if the share price is greater than $3.00 at the time of this event, the holder would elect to convert to common shares, and if the value is less, the holder would elect to be repaid the principal and interest.

Management used a binomial model to calculate the possible share prices from the last known share price to the maturity of each of the Notes. The last known share price was based on a capital raise at $0.25 per share on June 8, 2021. The value of the conversion option at each date was calculated as the higher of the share value on conversion, or the accrued principal and interest at that date. The weighted average probability of each value is then discounted from the date of the binomial step to the Valuation Date at a rate of 46.66%.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

7. Convertible debentures (continued)

Applying the probability weighting summarized above to the fair values of each of the conversion options, the fair value of the convertible debentures has been estimated at $1,354,974 at December 31, 2022. Accrued interest on the convertible debentures as at December 31, 2022 is $51,170, resulting in the total fair value of the convertible debentures as at December 31, 2022 of $1,406,144. The following table summarizes the change total fair value of the convertible debentures:

$
Opening Balance (including accrued interest), June 30, 2022	1,039,104
Cash received on issuance of convertible debentures	290,000
Interest accrued for the six months ended December 31, 2022	38,638
Fair value adjustment	38,402
Balance (including accrued interest), December 31, 2022	1,406,144

8. Share capital

a) Authorized: Unlimited common shares without par value.

b) Shares issued

Common shares issued and outstanding: 48,481,092

During the period ended December 31, 2022, the Company:

i. Issued 7,218 common shares as a finder's fee of $11,551 related to the issuance of a portion of the convertible loan;

During the period from April 1, 2021 to June 30, 2021, the Company:

ii. Issued 25,637,530 common shares to founders for proceeds of $26 and 3,011,322 common shares to giftees for proceeds of $3. These common shares are subject to a repurchase agreement under which they are initially issued as unreleased shares, to be released to the recipient shareholders on an agreed timeline as long as the current CEO remains as a service provider to the Company.  In the event there is a change in control of the Company, all of these common shares are released.  These shares are subject to release on the basis that 16.67% vest 6 months after issuance.  The remaining common shares vest in equal instalments of 2.7% monthly over the next 29 months, with a final 2.78% vesting in the 36th month after issuance;

iii. Issued 938,952 common shares to giftees for proceeds of $1. These common shares are subject to a repurchase agreement under which they are initially issued as unreleased shares, to be released to the recipient shareholders on an agreed timeline as long as the current CEO remains as a service provider to the Company.  In the event there is a change in control of the Company, all of these common shares are released.  These shares are subject to release on the basis that 16.67% vest 6 months after issuance.  The remaining common shares vest in equal instalments of 2.7% monthly over the next 29 months, with a final 2.78% vesting in the 36th month after issuance;

iv. Issued 10,412,196 founders common shares to the shareholders of LLC for proceeds of $10. These common shares are subject to a repurchase agreement under which they are initially issued as unreleased shares, to be released to the recipient shareholders as long as those shareholders continue as service providers to the Company.  In the event there is a change in control of the Company, all of these common shares are released.  16.67% of the common shares issued to these shareholders vest 6 months after their issuance.  The remaining common shares vest in equal instalments of 2.7% monthly over the next 29 months, with a final 2.78% vesting in the 36th month after issuance.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

8. Share capital (continued)

b) Shares issued (continued)

v. Completed a qualified financing through a series of non-brokered private placements by issuing 7,586,678 common shares for gross proceeds of $1,989,320.  The Company issued 370,600 and paid $148,092 in cash for share issuance costs related to the issuance of these shares; and

vi. Issued 516,596 common shares with a fair value of $129,149 to settle the convertible promissory note (Note 6).

The 40,000,000 founders and giftee common shares were issued as described above in (ii), (iii) and (iv) are considered unreleased common shares subject to vesting under the terms as summarized.  In the six-month period ended December 31, 2022 6,666,666 common shares were released and as at December 31, 2022, 16,186,175 unreleased common shares are expected to vest as follows:

Fiscal year of release	Number of unreleased common shares	Common share reserve to be transferred to share capital
		$
2023	6,666,667	6
2024	9,519,508	10
Total unreleased shares at December 31, 2022	16,186,175	16

c) Stock options

The Company has an incentive share option plan (the "Plan").  Under the Plan a total of 9,694,775 of the Company's outstanding common shares are reserved for the issuance of share options to directors, officers, employees, and consultants. The terms of each option award are fixed by the directors at the time of grant. Share options awarded have a maximum term of ten years. Share options vest over various time periods from the grant date to ten years at the discretion of the board of directors.

A summary of the Company's share options outstanding at December 31, 2022, including the changes during the period, is as follows:

	Share options	Weighted average exercise price ($)
Balance, June 30, 2021	-	-
Granted	3,450,000	1.60
Forfeited	(77,778)	1.60
Balance, June 30, 2022	3,372,222	1.60
Granted	-	-
Expired	(22,222)	1.60
Forfeited	(69,444)	1.60
Balance, December 31, 2022	3,280,556	1.60

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

8. Share capital (continued)

c) Stock options (continued)

During the six months ended December 31, 2022 the Company recorded $127,401 to share-based compensation expense related to the vesting of stock options (2021 - $173,219). As at December 31, 2022 the remaining contractual life of stock options outstanding had a weighted average expected life of 8.59 years.

9. Regulation A+ Offering ("Reg-A" Offering) Subscriptions received

On October 4, 2022, the Company initiated a financing for gross proceeds of US $10,000,000 through the issuance of 5,000,000 common shares at US$2.00 per share, utilizing a Regulation A+ Offering Memorandum under the US Securities Act of 1933.  For the period ended December 31, 2022, gross proceeds of approximately $360,000 have been received, representing approximately 180,000 common shares which the Company expects to issue early April 2023. For the period ended December 31, 2022, the Company incurred total share issuance costs of US$10,004, resulting in total net proceeds of approximately $350,000.

Subsequent to December 31, 2022, the Company received additional subscriptions of $340,062 - see note 12.

10. Related party transactions

The Company considers a person or entity a related party if they are a member of key management personnel, including their close relatives, an associate or joint venture, those having significant influence over the Company, as well as entities that are controlled by related parties. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company entered into the following related party transactions during the three and six-month periods ended December 31, 2022 and 2021:

(i) Transactions with Key Management Personnel:

The following amounts were incurred with respect to Key Management Personnel; being the Company's CEO, COO and CIO:

	Six months ended December 31,
	2022	2021
	$	$
Consulting fees to key management personnel	150,000	150,000
Share-based compensation	31,486	-
	181,486	150,000

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

10. Related party transactions (continued)

(ii) Transactions with Directors:

The following amounts were incurred with respect to non-executive directors of the Company:

	Six months ended December 31,
	2022	2021
	$	$
Directors' fee	-	-
Share-based compensation	20,533	70,861
	20,533	70,861

As at December 31, 2022, $195,450 (2021 - $25,799) was owing to directors, officers or their related companies, which is included in accounts payable and accrued liabilities.

Key management includes directors and executive officers of the Company. During the three and six-months ended December 31, 2022 and 2021, no compensation other than that disclosed above was paid or payable for key management services.

11. Financial instruments

Classification of financial instruments

The Company's financial instruments consist of cash and accounts payable, accrued liabilities and convertible debentures. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.

The fair values of financial assets and liabilities approximate the carrying values due to their relatively short-term nature.

Financial and capital risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk, and liquidity risk. Where material, these risks are reviewed and monitored by the Board of Directors.

The Board of Directors has overall responsibility for the determination of the Company's risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company's competitiveness and flexibility.

Discussions of risks associated with financial assets and liabilities are detailed below:

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to any material interest rate risk on its cash or liabilities as they are either non-interest bearing or have fixed interest rates.

b) Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  Credit risk arises from cash held with banks and financial institutions. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company considers credit risk with respect to its cash to be immaterial as cash is held through large Canadian financial institutions.

Naqi Logix Inc. Notes to the Condensed Interim Financial Statements (Unaudited) For the six months ended December 31, 2022 and 2021 (Expressed in US dollars)

11. Financial instruments (continued)

c) Liquidity risk

Liquidity risk is the risk that the Company is not able to meet its financial obligations as they become due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows, as well as anticipated investing and financing activities. Accounts payable and accrued liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company has negative working capital of $1,255,847 as at December 31, 2022.

12. Subsequent events

As at March 27, 2023, the Company received additional subscriptions relating to the Company's Reg A Offering of $340,062.

Item 4. Exhibits

Index to Exhibits

Exhibit No.	Description

Exhibit 2.1†	Certificate of Incorporation of Naqi Logix Inc.

Exhibit 2.2†	Certificate of Change of Name.

Exhibit 2.3†	Bylaws of Naqi Logix Inc.

Exhibit 3.1†	Form of Shareholder Rights Agreement of Naqi Logix Inc.

Exhibit 3.2†	Form of Right of First Refusal and Co-sale Agreement of Naqi Logix Inc.

Exhibit 3.3†	Form of Voting Agreement of Naqi Logix Inc.

Exhibit 4.1†	Form of Subscription Agreement.

Exhibit 5.1†	Form of Voting Trust Agreement.

Exhibit 6.1†	Broker-dealer Agreement dated January 17, 2022 between Naqi Logix Inc. and Dalmore Group, LLC.

Exhibit 10.1*	Power of Attorney (included on signature page of the Company's Regulation A Offering Statement dated July 1, 2022).

† Incorporated by reference to the Company's Regulation A Offering Statement on Form 1-A filed with the SEC on March 23, 2022 (SEC File No. 024-11841).

* Incorporated by reference to the Company's Regulation A Offering Statement on Form 1-A/A filed with the SEC on July 1, 2022 (SEC File No. 024-11841).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semi-Annual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Vancouver, British Columbia, Canada on March 27, 2023.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this Semi-Annual Report on Form 1-SA has been signed below by the following persons on behalf of Naqi Logix Inc. and in the capacities and on the dates indicated.

By: /s/ Mark Godsy	March 27, 2023
Name: Mark Godsy
Title: Chief Executive Officer and Director (Principal Executive Officer)

By: /s/ Florence Tan	March 27, 2023
Name: Florence Tan
Title: Head of Finance (Principal Accounting Officer/Principal Financial Officer)

By: /s/ John Occhipinti	March 27, 2023
Name: John Occhipinti
Title: Director

By: /s/ Gary Roshak	March 27, 2023
Name: Gary Roshak
Title: Director

By: /s/ Sam Sullivan	March 27, 2023
Name: Sam Sullivan
Title: Director